EXHIBIT 4.41

ASSIGNMENT AGREEMENT

This Assignment Agreement (this “Assignment Agreement”) between Fifth Third Bank, an Ohio banking corporation (the “Assignor”), and JPMorgan Chase Bank, N.A., a national banking association (the “Assignee”), successor by merger to Bank One, N.A. (Columbus Office), is dated effective as of March 24, 2005 (the “Effective Date”). The parties hereto agree as follows:

1.                                       Preliminary Statement.  The Assignor is a party to an Amended and Restated Credit Agreement dated May 28, 2004, by and among AirNet Systems, Inc., an Ohio corporation, The Huntington National Bank, a national banking association, as Administrative Agent for and on behalf of the lenders (the “Lenders”) from time to time party thereto, and the Lenders (as amended, modified, renewed or extended from time to time, the “Credit Agreement”).  Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to them in the Credit Agreement.

2.                                       Assignment and Assumption.  The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, an interest in and to the Assignor’s rights and obligations under the Credit Agreement and the other Loan Documents, such that after giving effect to such assignment the Assignee shall have purchased pursuant to this Assignment Agreement the percentage interest specified in Item 3 of Schedule 1 of all outstanding rights and obligations under the Credit Agreement and the other Loan Documents relating to the facilities listed in Item 3 of Schedule 1.  The Revolving Commitment and Outstanding Revolving Credit Exposure purchased by the Assignee hereunder is set forth in Item 4 of Schedule 1.

3.                                       Payment Obligations.  In consideration for the sale and assignment hereunder, the Assignee shall pay the Assignor, on the Effective Date, the amount agreed to by the Assignor and the Assignee.  On and after the Effective Date, the Assignee shall be entitled to receive all payments of principal, interest, Reimbursement Obligations and fees with respect to the interest assigned hereby.  The Assignee will promptly remit to the Assignor any interest on Loans and fees received from the Administrative Agent which relate to the portion of the interest assigned to the Assignee hereunder and not previously paid by the Assignee to the Assignor.  In the event that either party hereto receives any payment to which the other party hereto is entitled under this Assignment Agreement, then the party receiving such amount shall promptly remit it to the other party hereto.

4.                                       Assignment Fee.  No assignment fee shall be required to be paid to the Administrative Agent in connection with this Assignment Agreement.

5.                                       Representations of the Assignor; Limitations on the Assignor’s Liability.  The Assignor represents and warrants that (i) it is the legal and beneficial owner of the interest being assigned by it hereunder, (ii) such interest is free and clear of any adverse claim created by the Assignor and (iii) the execution and delivery of this Assignment Agreement by the Assignor is duly authorized.  It is understood and agreed that the assignment and assumption hereunder are made without recourse to the Assignor and that the Assignor makes no other representation or warranty of any kind to the Assignee.  Neither the Assignor nor any of its officers, directors, employees, agents or attorneys shall be responsible for (i) the due execution, legality, validity, enforceability, genuineness, sufficiency or collectibility of any Loan Document, (ii) any representation, warranty or statement made in or in connection with any of the Loan Documents, (iii) the financial condition or creditworthiness of the Borrower or any guarantor, (iv) the performance of or compliance with any of the terms or provisions of any of the Loan Documents, (v) inspecting any of the property, books or records of the Borrower, or (vi) any mistake, error of judgment, or action taken or omitted to be taken in connection with the Loans or the Loan Documents.

6.                                       Representations and Undertakings of the Assignee.  The Assignee (i) confirms that it has received a copy of the Credit Agreement, together with copies of the financial statements requested by the Assignee and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment Agreement, (ii) agrees that it will, independently and without reliance upon the Administrative Agent, the Assignor or any other Lender and based on such documents and information at it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, (iii) appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under the Loan Documents as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto, (iv) confirms that the execution and delivery of this Assignment Agreement by the Assignee is duly authorized, (v) agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender, (vi) confirms that none of the funds, monies, assets or other consideration being used to make the purchase and assumption hereunder are “plan assets” as defined under ERISA and that its rights, benefits and interests in and under the Loan Documents will not be “plan assets” under ERISA, (vii) agrees to indemnify and hold the Assignor harmless against all losses, costs and expenses (including reasonable attorneys’ fees) and liabilities incurred by the Assignor in connection with or arising in any manner from the Assignee’s non-performance of the obligations assumed under this Assignment Agreement, and (viii) if applicable, attaches the forms prescribed by the Internal Revenue Service of the United States certifying that the Assignee is entitled to receive payments under the Loan Documents without deduction or withholding of any United States federal income taxes.

7.                                       Governing Law.  This Assignment Agreement shall be governed by the internal law, and not the law of conflicts, of the State of Ohio.

8.                                       Notices.  Notices shall be given under this Assignment Agreement in the manner set forth in the Credit Agreement.

9.                                       Counterparts; Delivery by Facsimile.  This Assignment Agreement may be executed in counterparts.  Transmission by facsimile of an executed counterpart of this Assignment Agreement shall be deemed to constitute due and sufficient delivery of such counterpart and such facsimile shall be deemed to be an original counterpart of this Assignment Agreement.

IN WITNESS WHEREOF, the duly authorized officers of the parties hereto have executed this Assignment Agreement by executing Schedule 1 hereto as of the date first above written.

ASSIGNOR:

Fifth Third Bank, an Ohio banking corporation

By:	/s/ Kristie L. Nicolosi
Kristie L. Nicolosi
Its:	Assistant Vice President

ASSIGNEE:

JPMorgan Chase Bank, N.A. a national banking association

By:	/s/ Warren Bebinger
Warren Bebinger
Its:	First Vice President

[signatures continue on following page]

Accepted and Agreed:

AirNet Systems, Inc., an Ohio corporation

By:	/s/ Joel E. Biggerstaff
Joel E. Biggerstaff
Title:	President & Chief Executive Officer

The Huntington National Bank, a national banking association, as Agent

By:	/s/ Steven P. Clemens
Steven P. Clemens
Title:	Vice President, Director-Loan Syndications

The Huntington National Bank, a national banking association, as Agent

By:	/s/ John M. Luehmann
John M. Luehmann
Its:	Vice President

SCHEDULE 1

to Assignment Agreement

1.	Date of Credit Agreement:	May 28, 2004

2.	Date of Assignment Agreement:	March 24, 2005

3.	Amounts (as of Date of Item 2 above):

			Outstanding Revolving Credit Exposure	Term Loans

	a.	Assignee’s percentage of each credit facility purchased under the Assignment Agreement	37.5%	0%

	b.	Amount of each credit facility purchased under the Assignment Agreement	$11,250,000.00	0%

4.	Assignee’s Outstanding Revolving Credit Exposure purchased hereunder:		$3,352,687.07	0%